Exhibit 99.1

Ctrip Reports Second Quarter 2013 Financial Results

Shanghai, China, July 31, 2013 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, ticketing services, packaged tours and corporate travel management in China, today announced its unaudited financial results for the quarter ended June 30, 2013.

Highlights for the Second Quarter of 2013

•                      Net revenues were RMB1.2 billion (US$203 million) for the second quarter of 2013, up 28% year-on-year.

•                      Gross margin was 75% for the second quarter of 2013, remained consistent with that in the same period of 2012.

•                      Income from operations was RMB196 million (US$32 million) for the second quarter of 2013, up 17% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB307 million (US$50 million), up 11% year-on-year.

•                      Operating margin was 16% for the second quarter of 2013, compared to 17% in the same period of 2012. Excluding share-based compensation charges (non-GAAP), operating margin was 25%, compared to 28% in the same period of 2012.

•                      Net income attributable to Ctrip’s shareholders was RMB210 million (US$34 million) in the second quarter of 2013, up 76% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB322 million (US$52 million), up 41% year-on-year.

•                      Diluted earnings per ADS were RMB1.47 (US$0.24) for the second quarter of 2013. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.23 (US$0.36) for the second quarter of 2013.

•                      Share-based compensation charges were RMB111 million (US$18 million), accounting for 9% of the net revenues, or RMB0.76 (US$0.12) per ADS for the second quarter of 2013.

“We are pleased to report strong results in the second quarter of 2013,” said James Liang, Chairman of the Board and Chief Executive Officer of Ctrip. “Mobile Internet is changing the travel industry rapidly and our mobile strategy builds upon Ctrip’s one-stop travel platform that features comprehensive products, industry leading service quality, and competitive prices. Transactions from Ctrip mobile channels tripled year-over-year in the second quarter and contributed to over 20% of hotel booking and approximately 15% of air ticket booking. We are excited to embrace the changes in the travel industry in China and will endeavor to create more value for our business partners and customers in an innovative fashion.”

Second Quarter 2013 Financial Results and Business Updates

For the second quarter of 2013, Ctrip reported total revenues of RMB1.3 billion (US$215 million), representing a 28% increase from the same period of 2012. Total revenues for the second quarter of 2013 increased by 7% from the previous quarter.

Hotel reservation revenues amounted to RMB511 million (US$83 million) for the second quarter of 2013, representing a 25% increase year-on-year, primarily driven by an increase of 44% in hotel reservation volume and partially offset by 14% decrease of commission per room night. The decrease of commission per room night was primarily due to promotional activities. Hotel reservation revenues increased by 13% quarter-on-quarter, primarily driven by hotel reservation volume growth.

Ticketing services revenues for the second quarter of 2013 were RMB522 million (US$85 million), representing a 29% increase year-on-year, primarily driven by an increase of 34% in air ticketing sales volume and partially offset by 6% decrease of commission per air ticket. Ticketing services revenues increased 14% quarter-on-quarter, primarily driven by air ticketing sales volume growth.

Packaged-tour revenues for the second quarter of 2013 were RMB187 million (US$30 million), representing a 40% increase year-on-year due to the increase of leisure travel volume. Packaged-tour revenues decreased 20% quarter-on-quarter, primarily due to seasonality.

Corporate travel revenues for the second quarter of 2013 were RMB66 million (US$11 million), representing a 34% increase year-on-year, primarily driven by the increased corporate travel demand from business activities. Corporate travel revenues increased 29% quarter-on-quarter, primarily due to seasonality.

For the second quarter of 2013, net revenues were RMB1.2 billion (US$203 million), representing a 28% increase from the same period of 2012. Net revenues for the second quarter of 2013 increased by 7% from the previous quarter.

Gross margin was 75% in the second quarter of 2013, remained consistent with that in the same period of 2012 and compared to 74% in the previous quarter.

Product development expenses for the second quarter of 2013 increased by 49% to RMB310 million (US$50 million) from the same period of 2012 and by 16% from the previous quarter, primarily due to an increase in product development personnel related expense. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 22% of the net revenues, increased from 18% in the same period of 2012 and 20% in the previous quarter.

Sales and marketing expenses for the second quarter of 2013 increased by 25% to RMB271 million (US$44 million) from the same period in 2012, primarily due to an increase in sales and marketing related activities. Sales and marketing expenses for the second quarter of 2013 increased by 1% from the previous quarter. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 21% of the net revenues, remained consistent with that in the same period of 2012 and decreased from 22% in the previous quarter.

General and administrative expenses for the second quarter of 2013 increased by 14% to RMB159 million (US$26 million) from the same period in 2012, primarily due to an increase in administrative personnel related expense and share-based compensation charges. General and administrative expenses for the second quarter of 2013 decreased by 2% from the previous quarter. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 8% of the net revenues, remained consistent with that in the same period of 2012 and the previous quarter.

Income from operations for the second quarter of 2013 was RMB196 million (US$32 million), representing an increase of 17% from the same period in 2012 and an increase of 22% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB307 million (US$50 million), representing an increase of 11% from the same period in 2012 and an increase of 13% from the previous quarter.

Operating margin was 16% in the second quarter of 2013, compared to 17% in the same period of 2012, and 14% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 25%, decreased from 28% in the same period of 2012 and increased from 23% in the previous quarter.

The effective tax rate for the second quarter of 2013 was 27%, decreased from 45% in the same period of 2012, primarily because Ctrip accrued the provision of 5% PRC withholding tax related to the dividends that our PRC subsidiaries would pay to our Hong Kong subsidiary to fund the share repurchase program in the second quarter of 2012. The effective tax rate for the second quarter of 2013 decreased from 32% in the previous quarter, primarily due to the decrease in the amount of non tax-deductible share-based compensation as a percentage to our income as a whole.

Net income attributable to Ctrip’s shareholders for the second quarter of 2013 was RMB210 million (US$34 million), representing an increase of 76% from the same period in 2012 and an increase of 37% from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB322 million (US$52 million), representing an increase of 41% from the same period in 2012 and 21% from the previous quarter.

Diluted earnings per ADS were RMB1.47 (US$0.24) for the second quarter of 2013. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.23 (US$0.36) for the second quarter of 2013.

As of June 30, 2013, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB6.7 billion (US$1.1 billion).

Suyang Zhang, an independent director of Ctrip, has voluntarily tendered a letter of resignation to the board of directors of the company (the “Board”) and confirmed that his resignation did not result from any disagreement with the Company. The Board has approved the resignation, which is effective from August 1, 2013. After Mr. Zhang’s resignation, the Board will consist of six directors, including four independent directors. James Liang, Chairman of the Board and Chief Executive Officer of Ctrip said, “As an active member of our Board, Suyang has made many contributions to Ctrip from the startup. We appreciate his great support to the Company and wish him the best in his future endeavors.”

Business Outlook

For the third quarter of 2013, the Company expects the net revenue growth to continue year-on-year at a rate of approximately 20-25%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on July 31, 2013 (or 8:00AM on August 1, 2013 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.800.219.3192, International dial-in number + 1. 617.597.5412, Passcode 445 529 12#. For pre-registration, please click

https://www.theconferencingservice.com/prereg/key.process?key=PDRKVPYFX

A telephone replay of the call will be available after the conclusion of the conference call through August 8, 2013. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 96778845.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in China and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, inflation in China and in other countries, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” for 2013 and 2012. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, ticketing services, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also helps customers book vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12928

Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2012	June 30, 2013	June 30, 2013
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	3,421,532,962	2,750,523,923	448,157,839
Restricted cash	768,228,577	735,970,778	119,915,726
Short-term investment	1,408,664,335	3,225,957,978	525,622,899
Accounts receivable, net	983,804,403	1,545,038,631	251,741,557
Prepayments and other current assets	999,148,710	957,350,902	155,986,395
Deferred tax assets, current	61,840,526	103,005,234	16,783,204

Total current assets	7,643,219,513	9,317,847,446	1,518,207,620

Long-term deposits and prepayments	210,618,310	196,873,152	32,077,615
Land use rights	110,659,284	108,970,499	17,755,157
Property, equipment and software	1,123,937,191	1,331,911,480	217,015,590
Investment	1,437,247,949	1,368,876,743	223,038,541
Goodwill	822,585,341	828,989,339	135,071,747
Intangible assets	321,483,420	318,007,012	51,814,614

Total assets	11,669,751,008	13,471,475,671	2,194,980,884

LIABILITIES
Current liabilities:
Short-term borrowings	453,478,628	446,631,874	72,772,163
Accounts payable	1,023,672,151	1,532,591,707	249,713,512
Salary and welfare payable	229,969,924	265,013,465	43,180,087
Taxes payable	216,456,010	265,930,261	43,329,465
Advances from customers	1,414,865,769	1,834,217,371	298,859,024
Accrued liability for customer reward program	217,548,153	251,719,921	41,014,097
Other payables and accruals	354,153,607	406,170,328	66,179,544

Total current liabilities	3,910,144,242	5,002,274,927	815,047,892

Deferred tax liabilities, non-current	53,309,153	53,014,655	8,637,966
Long-term Debt	1,121,418,000	1,104,732,000	180,000,000

Total liabilities	5,084,871,395	6,160,021,582	1,003,685,858

SHAREHOLDERS’ EQUITY
Share capital	2,979,144	3,007,548	490,036
Additional paid-in capital	3,818,256,227	4,120,652,353	671,400,325
Statutory reserves	103,222,512	103,222,512	16,818,606
Accumulated other comprehensive loss	(58,778,675)	(84,377,951)	(13,748,159)
Retained Earnings	4,515,841,767	4,879,694,334	795,075,168
Treasury stock	(1,891,888,900)	(1,891,888,900)	(308,255,760)

Total Ctrip’s shareholders’ equity	6,489,632,075	7,130,309,896	1,161,780,216

Noncontrolling interests	95,247,538	181,144,193	29,514,810

Total shareholders’ equity	6,584,879,613	7,311,454,089	1,191,295,026

Total liabilities and shareholders’ equity	11,669,751,008	13,471,475,671	2,194,980,884

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	410,370,431	450,524,886	510,977,850	83,256,403
Ticketing services **	404,268,226	456,502,524	522,013,771	85,054,546
Packaged tour	133,776,555	235,208,743	187,024,425	30,472,908
Corporate travel	49,348,796	50,973,701	65,944,003	10,744,615
Others	33,187,613	35,198,400	34,190,294	5,570,811

Total revenues	1,030,951,621	1,228,408,254	1,320,150,343	215,099,283

Less: business tax and related surcharges	(57,326,573)	(67,900,120)	(75,294,640)	(12,268,166)

Net revenues	973,625,048	1,160,508,134	1,244,855,703	202,831,117

Cost of revenues	(241,168,887)	(304,171,687)	(309,111,062)	(50,365,148)

Gross profit	732,456,161	856,336,447	935,744,641	152,465,969

Operating expenses:
Product development *	(208,344,014)	(267,532,617)	(309,851,724)	(50,485,829)
Sales and marketing *	(217,235,897)	(267,494,323)	(271,244,149)	(44,195,286)
General and administrative *	(138,826,378)	(161,292,761)	(158,708,095)	(25,859,174)

Total operating expenses	(564,406,289)	(696,319,701)	(739,803,968)	(120,540,289)

Income from operations	168,049,872	160,016,746	195,940,673	31,925,680

Interest income	31,865,564	22,559,420	43,062,336	7,016,381
Other income	56,366,412	7,689,137	24,056,241	3,919,614

Income before income tax expense and equity in income	256,281,848	190,265,303	263,059,250	42,861,675

Income tax expense	(116,557,710)	(61,378,155)	(70,419,098)	(11,473,767)
Equity in (loss)/income of affiliates	(18,189,504)	87,806	(4,525,873)	(737,425)

Net income	121,534,634	128,974,954	188,114,279	30,650,483

Less: Net (income)/loss attributable to noncontrolling interests	(1,864,935)	24,496,519	22,266,815	3,628,053

Net income attributable to Ctrip’s shareholders	119,669,699	153,471,473	210,381,094	34,278,536

Comprehensive income	137,792,479	130,095,984	208,157,307	33,916,203

Earnings per ordinary share
- Basic	3.37	4.73	6.44	1.05
- Diluted	3.26	4.39	5.88	0.96

Earnings per ADS
- Basic	0.84	1.18	1.61	0.26
- Diluted	0.81	1.10	1.47	0.24

Weighted average ordinary shares outstanding
- Basic	35,497,512	32,439,013	32,677,730	32,677,730
- Diluted	36,709,280	36,015,108	36,573,910	36,573,910

* Share-based compensation charges included are as follows:
Product development	33,262,981	34,854,918	35,003,222	5,703,266
Sales and marketing	13,936,624	13,292,481	12,325,365	2,008,239
General and administrative	61,614,211	63,440,672	63,838,858	10,401,613

** Ticketing services revenues mainly represent revenues from reservations of air tickets, railway tickets and other related services.

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended June 30, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(309,851,724)	25%	35,003,222	3%	(274,848,502)	22%
Sales and marketing	(271,244,149)	22%	12,325,365	1%	(258,918,784)	21%
General and administrative	(158,708,095)	13%	63,838,858	5%	(94,869,237)	8%
Total operating expenses	(739,803,968)	59%	111,167,445	9%	(628,636,523)	50%

Income from operations	195,940,673	16%	111,167,445	9%	307,108,118	25%

Net income attributable to Ctrip’s shareholders	210,381,094	17%	111,167,445	9%	321,548,539	26%

Diluted earnings per ordinary share (RMB)	5.88		3.04		8.92

Diluted earnings per ADS (RMB)	1.47		0.76		2.23

Diluted earnings per ADS (USD)	0.24		0.12		0.36

	Quarter Ended March 31, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(267,532,617)	23%	34,854,918	3%	(232,677,699)	20%
Sales and marketing	(267,494,323)	23%	13,292,481	1%	(254,201,842)	22%
General and administrative	(161,292,761)	14%	63,440,672	5%	(97,852,089)	8%
Total operating expenses	(696,319,701)	60%	111,588,071	10%	(584,731,630)	50%

Income from operations	160,016,746	14%	111,588,071	10%	271,604,817	23%

Net income attributable to Ctrip’s shareholders	153,471,473	13%	111,588,071	10%	265,059,544	23%

Diluted earnings per ordinary share (RMB)	4.39		3.10		7.49

Diluted earnings per ADS (RMB)	1.10		0.77		1.87

Diluted earnings per ADS (USD)	0.18		0.12		0.30

	Quarter Ended June 30, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(208,344,014)	21%	33,262,981	3%	(175,081,033)	18%
Sales and marketing	(217,235,897)	22%	13,936,624	1%	(203,299,273)	21%
General and administrative	(138,826,378)	14%	61,614,211	6%	(77,212,167)	8%
Total operating expenses	(564,406,289)	58%	108,813,816	11%	(455,592,473)	47%

Income from operations	168,049,872	17%	108,813,816	11%	276,863,688	28%

Net income attributable to Ctrip’s shareholders	119,669,699	12%	108,813,816	11%	228,483,515	23%

Diluted earnings per ordinary share (RMB)	3.26		2.96		6.22

Diluted earnings per ADS (RMB)	0.81		0.74		1.56

Diluted earnings per ADS (USD)	0.13		0.12		0.24

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.1374 on June 28, 2013 published by the Federal Reserve Board.